FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month February, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F   [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation to Stock Exchanges regarding completion of acquisition of Teleglobe International Holdings Limited.
2.	Press Release dated February 13, 2004 regarding completion of acquisition of Teleglobe International Holdings Limited.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Harish Abhichandani
Name:	Harish Abhichandani
Title	: Deputy General Manager

Date: February 14, 2006

EXHIBIT 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11881

14 February 2006

Sir,

Sub: Press Release - VSNL COMPLETES ACQUISITION OF TELEGLOBE

This has reference to our earlier letter No.HQ/CS/CL.24B/11563 dated 25 July 2005 whereby we had informed you through a press release that VSNL had then agreed to acquire Teleglobe International Holdings Limited through the amalgamation of Teleglobe with a VSNL subsidiary in Bermuda. It is now informed that today the acquisition of Teleglobe International Holdings Limited has been completed.

2. By leveraging Teleglobe’s extensive global reach, established operational strengths, and unsurpassed depth of carrier relationships worldwide, VSNL’s international division, VSNL International, is poised to deliver a comprehensive portfolio of next-generation global carrier and enterprise solutions. The new combined company will own and operate one of the world’s largest international voice, data, Internet and signalling networks with coverage to more than 240 countries.

3. Please also find sent herewith a Press Release announcing the completion of the acquisition, being issued today.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22)26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani,, DGM (F) for SEC filing requirements, Fax 1186

VIDESH SANCHAR NIGAM LIMITED

Lokmanya Videsh Sanchar Bhavan, Kashinath Dhuru Marg, Prabhadevi, Mumbai – 400 028, India.

Board : +91-22- 56578765

Regd. Office : Videsh Sanchar Bhavan, M.G. Road, Mumbai – 400 001

Direct : +91-22-56591965    Fax: +91 22 56591962    e-mail : rishabh.aditya@vsnl.co.in

EXHIBIT 2

PRESS RELEASE

VSNL COMPLETES ACQUISITION OF TELEGLOBE

Next-Generation Global Communications Provider

Expands Reach and Service Portfolio

MUMBAI, India and HAMILTON, Bermuda, February 14, 2006 – Videsh Sanchar Nigam Limited, VSNL (NYSE: VSL), the leading provider of international communication solutions, announced today the completion of its acquisition of Teleglobe International Holdings Ltd. By leveraging Teleglobe’s extensive global reach, established operational strengths, and depth of carrier relationships worldwide, VSNL’s international division, VSNL International, is poised to deliver a comprehensive portfolio of next-generation carrier and enterprise solutions.

The new combined company will own and operate one of the world’s largest international mobile, data, and voice networks with coverage to more than 240 countries and territories. The foundation of the new company’s capability will be the integration of VSNL’s leading pan-India presence and unequalled cable diversity to and from India, the world’s largest designed global backbone capacity, and Teleglobe’s network.

With its acquisition of Teleglobe, the company’s wholesale customers will benefit from superior network reach, and scalability from a single partner worldwide for voice, data and mobile services. As part of its strategy to deliver next-generation solutions to Fortune 1000 customers, VSNL International will leverage Teleglobe’s network and capabilities to further expand services offered through its Global Business Pathway providing the world’s leading businesses with diversified multi-technology connectivity, significant commercial flexibility, and innovative managed services.

“The Teleglobe acquisition is a critical step toward our vision to become a global industry leader providing customers with converged communications solutions,” comments Mr. N. Srinath, Executive Director, VSNL. “Our focus in recent years has been to expand our presence into new markets and provide a complete portfolio of solutions to our global client base. We are now a key player in the international wholesale market, supporting more than 1,400 customers. Our complementary networks and capabilities will further drive mobile, data and voice innovation for our enterprise customers.”

Liam Strong, President and Chief Executive Officer, Teleglobe, states, “The integration of assets, strengths, and resources will benefit our customers and employees. As a new VSNL company and member of the TATA Group, Teleglobe will gain unprecedented financial stability, the ability to enhance our offerings to the marketplace, and capacity to further its 50-year strong commitment to the wholesale sector.”

The combined company will operate under the name of VSNL International, and will provide the wholesale and enterprise sectors with key mobile, data and voice offerings. Teleglobe will continue to serve as the product brand for the Voice, Mobile and IP Transit wholesale services. VSNL International will remain the product brand for the company’s wholesale IPL and Ethernet offerings, as well as the full Enterprise portfolio.

Complementary Networks, Product Suites, Legacy, and Shared Culture of Quality

“Our decision to pursue the Teleglobe acquisition was based on several key areas of synergy, including complementary global infrastructure and product offerings, as well as a shared culture dedicated to quality performance and committed to long-term industry growth,” adds Mr. N. Srinath.

The combined company represents:

People

>	Representation in more than 35 countries

Relationship Assets

>	Global Customer base of 1,400 wholesale customers and more than 650 enterprise customers

Global Infrastructure

>	Global, robust and scalable network capacity and seamless connectivity, that includes 206,356 km of terrestrial network fiber and subsea cable

>	275 PoPs in 25 Countries and access to 5 geo-stationary satellites through more than 30 dedicated earth stations

>	Ownership in 100+ sub sea and terrestrial cable systems

>	Full ownership of Tata Indicom Cable (Chennai – Singapore)

>	Network Administrator role and partial ownership in SEA-ME-WE4 (South East Asia-Middle East -Western Europe)

Voice

>	World’s largest international wholesale carrier with more than 415 combined direct and bilateral relationships with leading international voice telecommunications providers and more than 17 billion minutes annually of international wholesale voice traffic

>	Principal provider of public international telecommunications services in India, linking the domestic network to over 240 territories worldwide

Data

>	Legacy-free, global MPLS network with reach throughout India

>	Global, India and India Metros Ethernet over MPLS and SONET capabilities

>	Tier One IP service provider

>	International IPv6 connectivity leader

>	Principal provider of International data services in India

Mobile

>	Connection to over 400 mobile operators worldwide

>	Principal provider of signaling conversion services to enable GSM roaming to and from North America

>	Content delivery services

Acquisition Details

Teleglobe was acquired for about $239 million, comprising payment of $4.50 per share to Teleglobe shareholders and assumption of net debt. At Teleglobe’s current revenue levels, the acquisition could increase VSNL’s annual revenues by upto 200% in 2006-07.

Shares of Teleglobe common stock, which prior to the merger traded on the Nasdaq National Market under the symbol “TLGB”, were delisted from trading as of the close of the market on February 13, 2006.

About VSNL

Videsh Sanchar Nigam Limited (VSNL), a part of the Tata Group, is a leading international telecommunications company. VSNL has, with the acquisition of Teleglobe, become one of the world’s largest carriers of international voice complementing its emergence as the largest provider of submarine cable bandwidth. VSNL has a global presence including operations in USA, Canada, UK, South Africa, Singapore, Sri Lanka and India making it the first Indian truly global telecommunications company. Its range of service offerings include wholesale voice, private leased circuits, IP MPLS VPN, Internet access, hosting, mobile signaling and several other IP services. The company is now poised to offer managed data services and deliver end-to-end telecommunications solutions to carriers and enterprises globally. VSNL, a pioneer in offering Internet services to individual customers now offers a full slew of retail products in India like high-speed broadband, dial-up Internet, Wi-FI, net telephony and calling cards under the Tata Indicom brand name, and continues to be one of the leading retail Internet players in India.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

#    #    #

For more information, please contact:

Mr. S. Ravindran D.G.M. – Corporate Communications Videsh Sanchar Nigam Limited Mumbai Ph. No.: 022-56591216 / 9223306610 Email: ravindran.s@vsnl.co.in	Gaurav Wahi Vaishnavi Corporate Communications Mumbai Ph. No.: 56568735 / 9223302179 Email: gaurav@vccpl.com